Contact

www.linkedin.com/in/jonathan-budd-2397b4b (LinkedIn)
www.jonathanbudd.com (Personal)

Top Skills

Online Advertising
Team Building
Training

Jonathan Budd

Founder, CEO at Powur, PBC
San Diego, California, United States

Summary

Jonathan Budd is committed to “creating a world that works for all life” and to leaving a better world than we found for future generations. He fulfills this mission in his daily life and through leadership of several game-changing organizations.

After earning his bachelor’s degree in psychology, Jonathan turned to the home-based business industry. By age 26, he was one of the fastest and youngest success stories in the history of direct sales, earning his first $10,000,000 by that time. He founded Empowered Entrepreneurs to teach others the principles of entrepreneurship and modern day marketing that fueled his success and has served nearly 100,000 customers since then.

Jonathan’s drive is about more than financial success. It is about using that success to fulfill a deeper calling to give back to humanity. He founded The Global Transformation Council to support non-profit organizations that are making great transformational impact through innovative solutions to many of our world’s most challenging problems. Jonathan has donated hundreds of thousands of dollars to support organizations such as The Pachamama Alliance, Freedom from Hunger, charity: water, among others.

Today, Jonathan is the CEO and Founder of Powur PBC. Powur is a pioneering leader in residential solar customer acquisition. Utilizing an industry first business model, a proprietary software platform, and a rock star management team that continues to execute on bold new ideas for solar... Powur has seen tremendous growth with over 6,000 field representatives and thousands of solar systems sold. Learn more at http://www.Powur.com

Experience

Powur, PBC

Founder, CEO
January 2014 - Present (10 years 10 months)

Jonathan heads up day-to-day operations and strategy that allow Powur's entrepreneurs to succeed at their finest. From forming key strategic partnerships, attracting the best talent, and innovating how solar is sold... Jonathan has his hands in everything Powur.

Global Transformation Council Inc
President
2011 - Present (13 years)

The sole purpose of the Global Transformation Council is to support charitable organizations that are helping to improve humankind and are making transformational impact through innovative solutions to many of our world's most challenging problems. The Foundation focuses on four key priorities: The Environment, Human Being's Emotional/Mental Health, Social Justice, and Spiritual Awakening.

Empowered Entrepreneurs Inc.
CEO/Founder
July 2007 - June 2014 (7 years)

The mission behind Empowered Entrepreneurs is to EMPOWER business owners by providing the most innovative knowledge, life skills and technical skills currently existing on our planet to create ABUNDANCE in all areas.
The company helps our partners develop the mindset and means to achieve personal and financial freedom through the many programs, products, and live events we've created to teach entrepreneurs the skills of success.

Futuristic Marketing, LLC
Founder
2012 - 2014 (2 years)

As founder and visionary, Jonathan drives the company's mission is to share wisdom, teachings and tools that will empower online entrepreneurs of all shapes and sizes to build their businesses and achieve personal fulfillment and success. Futuristic Marketing offer the most cutting-edge internet marketing trainings and state-of-the-art tools.

MyStand Inc.
Founder
2010 - 2014 (4 years)

MyStand was a natural extension of Jonathan’s passion for environmental sustainability and personal/community development, or as he puts it; “The universe is my boss, and I listened when it gave me a job.” Jonathan developed one of the first gamification mobile apps for sustainability. While he ultimately chose to put his time and energy fully into Powur, many core internal team members, experiences, and connections which have fueled Powur's growth all originated from MyStand.

Education

Hofstra University

Bachelors, Pyschology · (2002 - 2006)

Somers High School